NEWS RELEASE

April 8, 2008

Symbol: Canada TSX.V - TVC
Frankfurt - TGP

Tournigan Reports High Grade Chemical Assay Results at Kuriskova

Vancouver, April 8, 2008 - Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) today reported results from geochemical assays taken from 13 diamond drill holes on its Kuriskova deposit in Eastern Slovakia. The results are part of Tournigan’s 10,129 metre, 30-hole, 2007 infill drilling program on the deposit. Results from an additional 13 holes will be reported in subsequent news releases. Two of the holes in the program were abandoned, one was structurally pinched and on one hole, drilling will be continued in June this year.

Highlights from assay results include:

Hole	From	To	Length	%U3O8
KG-J-19A	232.6	241.0	8.4	0.328
KG-J-21A	313.2	327.0	13.9	0.321
KG-J-21D	305.5	311.5	6.0	0.592
KG-J-24B	346.0	353.0	7.0	0.436
KG-J-25A	301.5	307.2	5.7	0.880

Assay results from all the reported drill holes are listed in Appendix A and on Tournigan’s web site at http://www.tournigan.com/i/misc/AppendixA.pdf .

"As anticipated, the geochemical assays that we received correlate well with the previously disclosed radiometric results. Given the long lead times for obtaining chemical assays this correlation justifies announcing radiometric assays so that investors have the latest information available to them," said Tournigan President, James Walchuck. "We expect to report the remainder of the 2007 chemical assay results followed by the radiometric results from our initial 2008 drilling at Kuriskova in May."

Assay results from the 2007 program will be used for a new NI 43-101 resource estimate expected mid-2008. Tournigan anticipates the next estimate will upgrade a significant portion of the deposit to the indicated resource classification. Tournigan continues its 2008 infill drilling program at Kuriskova where the company has planned approximately 9,000 metres of core diamond drilling.

Tournigan employs a rigorous QAQC program for its uranium analytical program. Core is sampled and saw split in Slovakia, where field blanks are inserted. The entire half core sample is shipped to SGS Lakefield, Ontario, for crushing and pulverization. Duplicates and certified standards are inserted blindly by a third-party independent lab prior to analysis. SGS Lakefield analyzes all samples for uranium by X-ray fluorescence (XRF). All samples are then analyzed for 50 elements by inductively coupled plasma (ICP) mass spectrometry with a four acid digest. Check assays are performed on ore grade samples by an independent lab at a minimum rate of 5%.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Joseph Ringwald P. Eng., Tournigan's VP Sustainable Development is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained herein.

Continuation from Yukon to British Columbia

Tournigan is pleased to announce the completion of the continuation of its jurisdiction of incorporation from the Yukon Territory into British Columbia under the Business Corporations Act (British Columbia) effective as of March 27, 2008 and the adoption of new articles, as approved at the annual shareholders meeting held March 14, 2008. The continuation is not a reorganization, amalgamation or merger and does not alter shareholdings of Tournigan’s shareholders. The CUSIP and ISIN number for the common shares of the Corporation remain the same after the continuation. The Corporation’s new constating documents have been filed on SEDAR (www.sedar.com).

About Tournigan

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. Tournigan is a mineral resource company with a focus on developing its best projects. Tournigan has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a highly educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Slovakia, Northern Ireland or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at +(604) 637-3563, or visit www.tournigan.com

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Appendix A

KURISKOVA DEPOSIT - GEOCHEMICAL ASSAY RESULTS - MAIN ZONE

Hole	From	To	Length	%U3O 8
KG-J-19A	232.6	241.0	8.4	0.328
Including	237.0	240.0	3.0	0.829
KG-J-19B	215.4	217.0	1.6	0.110
KG-J-20A	210.0	213.8	3.8	0.064
Including	213.0	213.8	0.8	0.147
KG-J-21A	313.15	327.0	13.85	0.321
Including	319.7	322.7	3.0	0.776
KG-J-21B	246.5	247.0	0.5	0.770
KG-J-21C	291.0	292.5	1.5	0.126
KG-J-21D	305.5	311.5	6.0	0.592
Including	307.0	310.0	3.0	1.083
KG-J-23A	179.0	182.0	3.0	0.155
Including	179.0	180.5	1.5	0.237
KG-J-24A	292.2	293.8	1.6	0.178
KG-J-24B	346.0	353.0	7.0	0.436
Including	346.0	346.6	0.6	0.500
Including	347.2	348.5	1.3	1.628
Including	351.5	353.0	1.5	0.412
KG-J-25A	301.5	307.2	5.7	0.880
Including	301.5	302.7	1.2	1.252
Including	306.1	307.2	1.1	2.130
KG-J-25B	268.0	268.7	0.7	0.217
KG-J-26A	263.0	266.0	3.0	0.197
KG-J-25C	Assay pending
KG-J-26B	Assay pending
KG-J-26C	Assay pending
KG-J-27A	Assay pending
KG-J-27B	Assay pending
KG-J-28A	Assay pending
KG-J-28B	Assay pending
KG-J-28C	Assay pending
KG-J-30B	Assay pending
KG-J-31A	Assay pending
KG-J-31B	Assay pending
KG-J-20B	No significant intersection
KG-J-22A	No significant intersection
KG-J-29A	Abandoned
KG-J-29B	Drilling continues next phase
KG-J-30A	Abandoned
KG-J-32A	Main zone pinched

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com